Exhibit 99.1

TD Bank Group Announces Executive Changes

TORONTO, November 10, 2015 - TD Bank Group President and Chief Executive Officer Bharat Masrani today announced several changes to TD's Senior Executive Team.

As previously announced, Tim Hockey, Group Head Canadian Banking and Wealth Management, will become President of TD Ameritrade Holding Corporation (NYSE: AMTD) on January 2, 2016. After a transition period, Mr. Hockey will succeed Fred Tomczyk, President and Chief Executive Officer at TD Ameritrade, when he retires on September 30, 2016.

The following executive changes are effective January 2, 2016 and all report to Mr. Masrani.

Riaz Ahmed, currently Group Head Insurance, Credit Cards and Enterprise Strategy, becomes Group Head and Chief Financial Officer.

Teri Currie, currently Group Head Direct Channels, Technology, Marketing and People Strategies, takes on the role of Group Head Canadian Personal Banking.

Colleen Johnston, currently Group Head Finance, Sourcing and Corporate Communications, and Chief Financial Officer, becomes Group Head Direct Channels, Technology, Marketing, and Real Estate.

In addition, Sue Cummings, Executive Vice President, Human Resources; Paul Douglas, Executive Vice President, Canadian Business Banking; Kenn Lalonde, Executive Vice President, Insurance; and Leo Salom, Executive Vice President, Wealth Management, will report to Mr. Masrani.

The following executives will continue to report to Mr. Masrani:

-	Norie Campbell, Group Head, Legal, Compliance, Anti-Money Laundering, Financial Crimes and Fraud Management, Enterprise Projects and General Counsel

-	Mark Chauvin, Group Head and Chief Risk Officer

-	Bob Dorrance, Group Head, Wholesale Banking, and Chairman, CEO & President, TD Securities

-	Frank McKenna, Deputy Chair, TD Bank Group

-	Mike Pedersen, Group Head U.S. Banking and President & CEO, TD Bank, America’s Most Convenient Bank®

“I want to thank Tim for more than 30 years of service and his dedication to our customers, employees and the TD brand,” said Masrani. “I know he will bring his passion and proven track record of driving growth to TD Ameritrade.”

“Today's announcement speaks to the strength of our management team who share a unified vision focused on growth,” said Masrani. “We have a diverse and experienced team focused on the customer and enhancing our award winning brand.”

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the seventh largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1.1 trillion in assets on July 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Bios and photos available upon request and at: http://www.td.com/about-tdbfg/corporate-information/executive-profiles/group-heads/

For further information:

Maria Saros-Leung, Media Relations, TD Bank Group, maria.sarosleung@td.com 416-983-4093

Rudy Sankovic, Investor Relations, TD Bank Group, 416-308-9030